Exhibit (h)(79)
FORM OF
SECOND AMENDMENT
OF
PARTICIPATION AGREEMENT
     This Second Amendment dated as of                                         , 2009 is by and among ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK (the “Company”), a New York corporation, on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to Participation Agreement (as defined below), PREMIER VIT, an open-end diversified management investment company organized under the laws of the State of Massachusetts (the “Fund”), and ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC, a Delaware limited liability company (the “Underwriter”).
     WHEREAS, the Company, the Fund and the Underwriter have entered into a Participation Agreement on May 1, 2006 (the “Participation Agreement”) and an Amendment dated as of February 6, 2009; and
     WHEREAS, the Fund has established a new share class (“Class II”) pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), and has adopted for Class II shares a distribution and shareholder servicing plan pursuant to Rule 12b-1 (the “Class II Plan”) under the 1940 Act, according to which Class II shares are permitted to pay fees in connection with the distribution of Class II shares and personal and account maintenance services provided in connection with the administration of programs that use Class II shares as their funding medium, and
     WHEREAS, the Company, the Fund and the Underwriter desire to amend the Participation Agreement to reflect the establishment of Class II shares and to permit the Company to receive compensation under the Class II Plan,
     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:
     1. 12b-1 Class. Section 2.6 is deleted and Section 2 is renumbered accordingly. Sections 5.1 and 5.2 are replaced in their entirety with the following:
5.1. So long as the Underwriter is the sole principal underwriter of the Fund and this Participation Agreement remains in effect, the Company will be paid each quarter a distribution and/or service fee at an annual rate of up to 0.25% of the applicable Portfolio’s average daily net attributable to its Class II shares outstanding in such quarter which are held in accounts by the Company, such payments to be made either directly by the Fund or the Underwriter acting as agent for the Fund. The fees will be accrued daily as of each business day and paid quarterly in arrears on or about the 15th day of the month following each quarter-end; provided, however, that the Underwriter will have no obligation to pay such fees until received from the Fund. Such fees will be paid by the Fund to the Company only out of the applicable Portfolio’s distribution and service fees paid pursuant to the Class II Plan in consideration of the Company furnishing distribution and client services hereunder with respect to the Portfolio and its shareholders. In addition to any terms and conditions set forth in the applicable Prospectus or required by applicable law, any such payments made pursuant to this Section 5 shall be subject to the following terms and conditions:
(a) Any such payment shall be in such amounts as the Fund or the Underwriter may from time to time advise the Company in writing but in any event not in excess of the amount permitted by the Class II Plan.
(b) The provisions of this Section relate to the Class II Plan. In accordance with Rule 12b-1, any person authorized to direct the disposition of monies paid or payable by a Portfolio pursuant to this Section shall provide the Fund’s Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.
(c) The Company shall provide to the Underwriter and the Fund each calendar quarter such information as shall reasonably be requested by the Underwriter or Board of Trustees with respect to the fees paid to the Company pursuant to this Section 5.
(d) The Company will permit representatives of the Fund and the Underwriter reasonable access to its personnel and its records to enable them to monitor the quality of services being provided by the Company pursuant to this Participation Agreement. The Company shall promptly deliver to the Board of Trustees of the Fund such information as is reasonably necessary to permit the Board of Trustees to make an informed determination whether to continue the Class II Plan.
(e) The provisions of this Section applicable to the Fund shall remain in effect for not more than a year and thereafter for successive annual periods only so long as such continuance is specifically approved by the Trustees of the Fund at least annually in conformity with the Class II Plan, Rule 12b-1 and the 1940 Act. In the event of the assignment (as defined by the 1940 Act) of the Participation Agreement or in the event the Class II Plan terminates, is not continued or ceases to remain in effect, then the provisions of this Section 5 shall automatically terminate with respect to the shares covered by such assignment or the terminated Class II Plan. This Section 5 may be terminated at any time with respect to the Fund without payment of any penalty, by vote of a majority of the Independent Trustees of the Fund (as defined in the Class II Plan) or by vote of a majority of the outstanding voting securities of such Fund on not less than 60 days’ written notice to the parties to the Participation Agreement. In addition, the provisions of this Section may be terminated at any time, without penalty, by either party with respect to any Fund on not less than 30 days’ written notice in accordance with Article XI of the Participation Agreement.

5.2. Unless otherwise specified, each party shall bear the expenses incident to its performance hereunder. The Fund shall bear the expenses for the cost of registration and qualification of the Fund’s shares, preparation and filing of the Fund’s prospectus and registration statement, Fund voting instructions, proxy materials and reports, setting in type, printing and distributing the prospectuses, the voting instructions, proxy materials and reports to existing shareholders and contract owners, the preparation of all statements and notices required by any federal or state law, all taxes on the issuance or transfer of the Fund’s shares, and any expenses permitted to be paid or assumed by the Fund pursuant to a plan under Rule 12b 1 under the 1940 Act
     2. Additional Portfolios. Schedule 2 is amended to add the NACM Small Cap Portfolio and the NFJ Dividend Value Portfolio as Portfolios in which the separate account(s) listed in Schedule 1 may invest.
     3.Continuation. Except as set forth above, the Participation Agreement shall remain in full force and effect in accordance with its terms.
     4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original.
     5. Capitalized Terms. Capitalized terms not defined herein shall has the meaning ascribed to them in the Participation Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized representative as of the day and year first above written.

ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

By: Name:
Title:

PREMIER VIT

By: Name:
Title:

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

By: Name:
Title:
[Signature Page – Participation Agreement Amendment]